Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

Computation of Ratio of Earnings to Fixed Charges

For the Quarter and Year to Date Ending September 30, 2007

(In thousands)

	Q3 2007	Q3 2006	YTD 2007	YTD 2006
Income from continuing operations	8,498	9,780	25,942	27,262

Additions:
Fixed Charges
Interest expense	15,824	12,527	45,498	34,453
Capitalized Interest	1,726	1,038	4,629	2,508

	17,550	13,565	50,127	36,961

Deductions:
Capitalized Interest	(1,726)	(1,038)	(4,629)	(2,508)

Adjusted earnings	24,322	22,307	71,440	61,715

Fixed Charges (from above)	17,550	13,565	50,127	36,961
Ratio of Earnings to Fixed Charges	1.39	1.64	1.43	1.67